Appendix 3Y
Change of Director's Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity PSIVIDA LIMITED

ABN 78 009 232 026

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dr Roger Brimblecombe

Date of last notice	23 February 2006

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	13 June 2006

No. of securities held prior to change	400,000 unlisted $0.61 options 549,111 unlisted $1.18 options 300,000 unlisted $0.80 options 75,000 unlisted $0.92 options 545,067 ordinary shares

Class	Ordinary fully paid shares

Number acquired	68,133

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$40,880

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director's Interest Notice

No. of securities held after change	400,000 unlisted $0.61 options 549,111 unlisted $1.18 options 300,000 unlisted $0.80 options 75,000 unlisted $0.92 options 613,200 ordinary shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription for 68,133shares at $0.60 each ($40,880) under Rights Issue Entitlement

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director's Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity PSIVIDA LIMITED

ABN 78 009 232 026

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Gavin Rezos

Date of last notice	5 January 2006

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct and indirect interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	1) Joanne Rezos (spouse) 2) GJ & JE Rezos atf Rezos Family Superannuation Fund 3) Aymon Pacific Pty Ltd atf Jerezos Discretionary Trust 4) Viaticus Capital Pty Ltd atf Mr Gavin Rezos

Date of change	13 June 2006

No. of securities held prior to change
1,518,630 ordinary shares (direct)
3,325,717 ordinary shares (1)
3,059,333 ordinary shares (2)
3,038,607 ordinary shares (3)
376,995 ordinary shares (4)
1,200,000 unlisted $0.61 options (3)
2,711,030 unlisted $1.18 options (Direct)
600,000 unlisted $0.80 options (Direct)
600,000 unlisted $0.92 options (1)

Class	Ordinary fully paid shares

Number acquired	171,000 (3)

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$102,600

No. of securities held after change
1,518,630 ordinary shares (direct)
3,325,717 ordinary shares (1)
3,059,333 ordinary shares (2)
3,209,607 ordinary shares (3)
376,995 ordinary shares (4)
1,200,000 unlisted $0.61 options (3)
2,711,030 unlisted $1.18 options (Direct)
600,000 unlisted $0.80 options (Direct)
600,000 unlisted $0.92 options (1)

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription for 171,000 shares at $0.60 each ($102,600) under Rights Issue Entitlement

+ See chapter 19 for defined terms.

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Appendix 3Y Page 1

Appendix 3Y
Change of Director's Interest Notice

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

Appendix 3Y Page 2
11/3/2002

Appendix 3Y
Change of Director's Interest Notice

Rule 3.19A.2
Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity PSIVIDA LIMITED

ABN 78 009 232 026

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Heather Zampatti

Date of last notice	22 February 2006

Part 1 - Change of director’s relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct interest

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A

Date of change	13 June 2006

No. of securities held prior to change	A contractual interest in 200,000 unlisted options to be issued under the ESOP at an exercise price and expiry date to be determined subject to shareholder approval 151,271 ordinary shares
Class	Ordinary fully paid shares

Number acquired	18,908

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$11,345

+ See chapter 19 for defined terms.

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Appendix 3Y
Change of Director's Interest Notice

No. of securities held after change	A contractual interest in 200,000 unlisted options to be issued under the ESOP at an exercise price and expiry date to be determined subject to shareholder approval 170,179 ordinary shares

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Subscription for 18,908 shares at $0.60 each ($11,345) under Rights Issue Entitlement

Part 2 - Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed

Interest acquired

Interest disposed

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation

Interest after change

+ See chapter 19 for defined terms.

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